

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

Via Facsimile
Mr. Jairon Edgardo Castillo
Chief Executive Officer
Univest Tech, Inc.
11805 E. Fair Avenue
Greenwood Village, Colorado 80111

> **Re:** **Univest Tech, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2011**
> **Filed April 17, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 000-54171**

Dear Mr. Castillo:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your filing to provide an auditor's report covering the financial statements included in your filing, that is, for the years ended October 31, 2011 and 2010 and for the period from inception November 6, 2007 through October 31, 2011. You have currently provided a report of your independent accountant for the transition period ended December 31, 2011.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 4T. Controls and Procedures, page 17

2. We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the applicable time periods. In future filings, please revise to clarify, if true, that your officers concluded that your disclosures and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principle financial officer, to allow timely decisions regarding required disclosure. Alternatively, since you are not required to provide the definition in Rules 13a-15(e) or 15d-15(e) you may choose to eliminate it. If you continue to provide the definition, you are required to include the entire definition in Rules 13a-15(e) or 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief